UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at January 18, 2005

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020

Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 18, 2005

Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.greatbasingold.com

GREAT BASIN SIGNIFICANTLY INCREASES BURNSTONE GOLD RESOURCES

January 18, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) is pleased to announce the results of a new overall mineral resource estimate for the Burnstone Project, located in the northeastern part of the Witwatersrand Basin, 80 kilometres southeast of Johannesburg, South Africa, where the Company has drilled 120,000 metres of core in 187 holes over the past twenty-four months. The current estimates, based on drilling to November 2004, show increases in the size and classifications of the gold resources at Burnstone.

The Burnstone goldfield is defined by an 18 kilometre long, northwesterly trending mineralized corridor developed within the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 250-750 metres. Drilling by Great Basin has also revealed that several of the gold-bearing areas are continuous, for example an area at the southern edge of the gold trend, previously known as Area 4 has been found to be contiguous with the Area 1 gold deposit. The Company's technical experts now suggest that the gold occurrences at Burnstone are all part of one deposit, with several areas of gold concentration. As a result, the current mineral resources for the entire Burnstone Project are now tallied together. The estimated mineral resources, diluted over a 1 metre width, are tabulated below:

Mineral Resources - Burnstone Goldfield
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	53,866,000	4.53	7,840,000
	350	38,278,000	5.08	6,248,000
	400	30,414,000	5.53	5,404,000
Indicated	300	10,325,000	3.82	1,268,000
	350	6,896,000	4.50	998,000
	400	6,157,000	4.58	907,000
Total M+1	300	64,192,000	4.41	9,109,000
	350	45,175,000	4.99	7,246,000
	400	36,571,000	5.35	6,311,000
Inferred	300	16,353,000	9.33	4,905,000
	350	13,965,000	10.37	4,655,000
	400	13,192,000	10.76	4,562,000

Pre-feasibility Study was completed in 2004 for the Area 1 deposit, which comprises approximately 64% of the measured and indicated resources totalled above at the 350 cmg/t cut-off. The study indicated a strong internal rate of return for a 1.5 million tonnes per year underground operation, producing an average of 236,000 ounces of gold annually. With the significant increase in the estimated resources from the current study, it is anticipated that a larger operation could be developed. The Company intends to proceed with engineering studies focused toward completion of a feasibility study for the entire project.

South African consulting firms Global Geo Services (Pty) Ltd. ("GGS") and GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix") completed the current estimates. Ordinary Kriging and Inverse Distance to the power of three methods were used to estimate the resources in five distinct geo-zones, based on a database of 191 holes and a total of 544 deflections off the master holes (providing 735 valid intersections) drilled by Great Basin and previous operators. The resource classifications were defined by the range of a variogram (a graph which describes the variance of the samples in a deposit as a function of distance) determined from the drill hole data. The measured resources are defined as up to 50% of the variogram range, the indicated resources are up to the range of the variogram and inferred resources are beyond the variogram range, all within geo-zone boundaries.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Great Basin's exploration programs. The primary analytical facility for the Burnstone Project is SGS Lakefield Research Africa (Pty) Limited in Johannesburg, South Africa. Check assays are done by Acme Laboratories in Vancouver, BC.

Eugene Siepker, M.Sc., Pr.Sci.Nat., of GGS, and Deon van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, independent qualified persons as defined by National Instrument 43-101, are responsible for the resource estimates. A technical report providing further details on the parameters and methodology used for the resource estimates, as well as sampling and quality control procedures, will be filed on www.sedar.com in 30 days.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold projects, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No stock exchange or regulatory authority have approved or disapproved the information contained in this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Measured, Indicated and Inferred Resources.

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Great Basin advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.